

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 20, 2011

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

Re: **Harbin Electric, Inc.**
        Form 10-K for the year ended December 31, 2009
        File No. 001-33276

Dear Mr. Xu:

We have reviewed your response dated December 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

General

1.   We are unable to agree with your analysis in response to prior comment 1. Because the filing of your Form 10-K serves as post-effective amendment to outstanding Form S-3s, you must be eligible to use that registration statement form when the Form 10-K is filed. Therefore, please confirm that when you file your Form 10-K for the fiscal-year ended December 31, 2010, you will also post-effectively amend your outstanding Form S-3s onto a form that you are eligible to use.

Customers, page 8

2.   We note your response to prior comment 4. Please clarify how you determined that you had only one major customer for the year ended December 31, 2009, as you disclose in this section. Also, we note your response is limited to "the most recent sales agreements." Please expand to provide prior sales agreements that are legally signed and dated by all parties involved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

3.   We see from your response to our prior comment 2 that you have added 20 regional distribution networks on top of the previous distribution networks. Please clarify for us the nature of your distribution networks, tell us if you sell your products to end customers, or in some cases, to distributors through these networks. If you do sell products to distributors, please also tell us how you recognize revenue to distributors.

4.   Please refer to our prior comment 3. We do not see where you have provided the requested information regarding one of your primary customers for your micro motor product line. As previously requested, please provide us with the nature of your relationship with that customer, the type of product they purchased, and your understanding as to the reason for any changes in their purchases from period to period. Please provide this analysis for the year ended December 31, 2009 as compared to the year ended December 31, 2008 and for the nine months period ended September 30, 2010 compared to the nine months period ended September 30, 2009.

5.   We see from your response dated October 28, 2010 that you sold 540 oil pumps in 2009. Please reconcile this with your disclosure on page 24 of your Form 10-K for the year ended December 31, 2009, where you disclose that you sold 519 oil pumps in 2009. Please quantify the impact of the 21 unit discrepancy on your revenues as part of your response.

<u>Investment Activities, page 31</u>

6.   We note your response to prior comment 5. Please expand to tell us when the audit of Simo Motor began relative to the announcement of the acquisition. In this regard, we note that you filed the audited financial statements of Simo Motor 16 days after you announce the acquisition.

<u>Item 9A. Controls and Procedures, page 36</u>

7.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following:

   a)   Please tell us how you evaluate and assess internal control over financial reporting:

   - In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

   - It appears from your discussion on page 36 that you have an internal audit group, if so, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

   b)   Please tell us how you maintain your books and records and prepare your financial statements:

   - If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

   - If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

   c)   Please tell us about the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

f) Please tell us more about your audit committee financial expert:

- We see that you identify Mr. Plowman as the Chairman of the Audit Committee. We see from your disclosure on page 40 that he is the audit committee financial expert, please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Item 10. Directors…, page 38

8.   Please amend your filing to include the disclosure contained in your responses to prior comment 6 of our letter dated November 12, 2010 and comment 5 of our letter dated September 30, 2010 as requested in that comment. We note that your response mentions only that you will provide the disclosure in future filings.

9.   In future filings, please provide the disclosures required by Item 407(a)(3) of Regulation S-K. For example, tell us and revise future filings to address how your independence conclusions with respect to Yunjue Ye accounted for the research and development agreement with the university mentioned on page 9. Alternatively, if applicable, provide the disclosures required by Item 404 of Regulation S-K.

10. Your disclosure in response to this item should also address any other directorships held by your directors within the past 5 years as required by Item 401(e)(2) of Regulation S-K. It should also include the business experience during the past five years for each director and executive officer. We note, for example, that Ching Chuen Chan appears to be a director of Rotoblock, Inc. It is also our understanding that he served on advisory boards of other entities during the past five years'. Please revise your proposed disclosures accordingly.

Item 11. Executive Compensation, page 41

Summary Compensation Table, page 41

11. Please amend your filing to disclose your response to prior comment 8.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-2

Income Taxes, page F-11

12.   Please refer to our prior comment 9. In this regard, as previously requested please provide us with a schedule that reconciles the tax returns filed with the Chinese Tax Authority to the line items in your U.S. GAAP financial statements included in your Form 10-K for the fiscal year ended December 31, 2009.

Note 16. Business Combinations, page F-24

13.   We see from your table that you determined that the fair value of the inventory and accounts receivable purchased as part of the Simo motor acquisition was equal to the net book value. However, we also noted that you recorded significant reserves related to the receivables and inventory from Simo motor as disclosed in footnotes four and five. Please confirm to us that you recorded the accounts receivable and inventory acquired as part of the Simo motor acquisition at fair value and explain the facts and circumstances upon which you recorded the significant related reserves. As part of your response, please cite the direct accounting guidance upon which you based your accounting.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements, page 2

Note 9. Plant and Equipment, net, page 21

14.   We see that you have recorded a significant amount of construction in progress as of September 30, 2010 and that this is related to the construction of your new facility in Shanghai and the construction and installation of manufacturing equipment in HTFE, Weihai, and Simo Motor. Please provide us with the detail of amounts included in construction in progress as of December 31, 2009 and September 30, 2010 by major type of asset that is being constructed, and specify how much relates to each project.

15.   Please also tell us when each of these projects began. Please tell us if you still anticipate completing construction of the Shanghai facility by the end of 2010, and when you anticipate placing the related assets in service. In this regard, please tell us by each type of equipment / asset and location of when you anticipate completing the construction and installation of all the other projects, including the manufacturing equipment or assets in HTFE, Weihai and Simo Motor.

Note 19. Commitments and Contingencies, page 32

16.   We note your disclosure that as of September 30, 2010, the Company guaranteed bank loans for third parties' bank loans, amounting to $9,281,400. Please tell us, and revise future filings to clarify, the purpose of providing such guarantees, to whom they are provided and the circumstances under which you would be obligated to make payments.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 42

17.   We note your response to our prior comment 11. We do not see where you have provided the requested information for the micro motor product line as it relates to the period ended September 30, 2010 compared to the period ended September 30, 2009. In this regard, we reissue our prior comment 11 in part. Please provide us the underlying reasons that contributed to the higher sales volume, which caused your revenue for the micro motors product line to significantly increase by $23.5 million during the nine months period ended September 30, 2010 as compared to the nine months period ended September 30, 2009. As part of this detail explanation, please provide us with the following, if applicable:

- Your understanding as to the reason for any changes in each of your primary customers' purchases from period to period,
- An explanation of the nature of your relationship with your primary customers in these period,
- An explanation of the type of products your primary customers purchased from you for these period.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3316 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
.

Sincerely,

Jeff Jaramillo
Branch Chief